                               APACHE CORPORATION

                             SUMMARY ANNUAL REPORT

                            OUR 42ND YEAR OF GROWING
                               SHAREHOLDER VALUE

                    1954                               1996
             $10,000 INVESTMENT               $3,286,000 MARKET VALUE

                              CRITICAL MASS FIRSTS

 CASH FROM OPERATIONS EXCEEDS HALF-BILLION       EARNINGS PASS CENTURY MARK
              $503 MILLION                               $121 MILLION



               SUCCESS IS MORE THAN A COMMITMENT; IT'S A PASSION.

                  1,256 APACHES THANK YOU FOR YOUR CONFIDENCE!

CORPORATE PROFILE

     Apache Corporation was built from the ground floor up over the course of 42 years. Founded in 1954 with $250,000 of investor capital, the company's total assets today exceed $3.4 billion, ranking it among the nation's top independent oil and gas exploration and production companies.

     In 1996, Apache posted records in total net income, cash from operating activities, well completions, oil and gas reserves and production. With a solid foundation of production and acreage in five North American regions, the company expanded its profile overseas, adding Egypt to Western Australia as a second international core area.

     Apache's strategies have changed over the years in an effort to stay a step ahead in one of the nation's most volatile and unpredictable industries. But one thing remains constant: growth. Apache has increased production for 19 consecutive years and reserves for nine straight years.

     Having assembled a worldwide property base that holds significant opportunities for continued growth and financial progress, Apache has the resources and focus to continue a record of growth and to generate superior results for its shareholders.

     Headquartered in Houston, Apache is publicly traded on the New York and Chicago stock exchanges under the symbol APA.


CONTENTS

Letter to Shareholders ....................................................    2
Company Review ............................................................    6
Financial Report ..........................................................    9
North American Operations .................................................   10
International Operations ..................................................   20
Selected Financial Statements .............................................   27
Eleven-year Statistical Summary ...........................................   34

GLOSSARY

The following abbreviations are used in this report:

Mcf       Thousand cubic feet (of gas)
MMcf      Million cubic feet
MMcf/d    Million cubic feet per day
Bcf       Billion cubic feet
Bcfe      Billion cubic feet (of gas) equivalent
Tcf       Trillion cubic feet
Boe       Barrel of oil equivalent
Mboe      Thousand barrels of oil equivalent
Mboe/d    Thousand barrels of oil equivalent per day
Mbbls     Thousand barrels
Mbbls/d   Thousand barrels per day
MMboe     Million barrels of oil equivalent
MMbbls    Million barrels
NGLs      Natural gas liquids


One barrel of oil is the energy equivalent of six Mcf of natural gas.

Apache Worldwide

Western - Apache's largest oil-producing region includes the Permian Basin in West Texas and New Mexico, the Green River Basin of Colorado and Wyoming, and the San Juan Basin of New Mexico. First of seven large-scale CO2 enhancement projects slated for 1997. Headquarters: Houston.

1996 Daily Production:                19 Mbbls         53.7 MMcf
Reserves:                          104.1 MMbbls       199.5 Bcf
Acreage (gross):                   1.1 million
1996 Wells Drilled/Productive:                        128/103


Canada - Exploration and development activity concentrated in Alberta and British Columbia's Western Sedimentary Basin, North America's largest gas-bearing geologic province. Headquarters: Calgary, Alberta.

1996 Daily Production:                2 Mbbls         74.6 MMcf
Reserves:                          10.4 MMbbls       280.4 Bcf
Acreage (gross):                     617,000
1996 Wells Drilled/Productive:                          77/50

Offshore - Apache is one of the largest independent gas producers in the Gulf of Mexico. The company's fastest-growing region since 1993 accounts for approximately one-third of Apache's gas production. Activity is in relatively shallow waters on the continental shelf, where the company has 7,000 square miles of seismic data. Headquarters: Houston.

1996 Daily Production:               4.2 Mbbls         168.2 MMcf
Reserves:                            5.2 MMbbls        243.9 Bcf
Acreage (gross):                      737,000
1996 Wells Drilled/Productive:                            19/10

Midcontinent - Encompasses Western Oklahoma's Anadarko Basin and parts of Texas, Louisiana and Arkansas. Apache's largest gas-producing region, accounting for approximately one-third of total volumes. The company is Oklahoma's largest independent gas producer and one of the state's largest leaseholders. Headquarters: Tulsa, Oklahoma.

1996 Daily Production:               3.4 Mbbls       173.9 MMcf
Reserves:                           11.6 MMbbls      569.3 Bcf
Acreage (gross):                      877,000
1996 Wells Drilled/Productive:                         103/85

Ivory Coast - Apache operates offshore Block C-27, with a 24 percent interest. The company has commercial quantities of natural gas in the block's Foxtrot field, but development is dependent upon obtaining a marketing contract. Head-quarters: Abidjan.

Acreage (gross): 198,000


                                     [MAP]

                                o Core Areas
                                o Project Area

Gulf Coast - Operations extend from extreme South Texas, across Louisiana, into Mississippi and Alabama. Most leaseholdings are Apache-operated, with nearly 80 percent of acreage held by production. Working interests averaged 80 percent for wells drilled in 1996. Headquarters: Houston.

1996 Daily Production:               14 Mbbls        76.4 MMcf
Reserves:                            38 MMbbls      188.8 Bcf
Acreage (gross):                      429,000
1996 Wells Drilled/Productive:                        43/31

Indonesia - Apache operates and has a 39 percent interest in a shallow gas play in Central Sumatra. Development is dependent upon securing a gas contract.
Headquarters: Jakarta (managed from Perth, Australia).

Acreage (gross): 722,000

China - Apache operates the offshore Zhao Dong Block in Bohai Bay, with a 50 percent working interest. Reserves discovered thus far remain unbooked until a development plan is implemented. Headquarters: Beijing.

Acreage (gross): 49,000

Western Australia - Apache holds sizable offshore acreage in the under-explored Carnarvon Basin (an area two-thirds the size of the Gulf of Mexico), which has yielded a half-billion barrels of oil and 4.1 Tcf of gas from fewer than 1,000 wells. Apache has extensive production and processing facilities on Varanus Island and the world's first unmanned production buoy, which automatically monitors and controls subsea facilities. Headquarters: Perth.

1996 Daily Production:               2.3 Mbbls       13.9 MMcf
Reserves:                           19.4 MMbbls       71.2 Bcf
Acreage (gross):                     3.1 million
1996 Wells Drilled/Productive:                          12/5

Egypt - Apache is the nation's largest independent operator and the largest leaseholder with holdings roughly the size of Pennsylvania. The company has embarked on an aggressive drilling program, with 62 wells planned for 1997. Extensive production facilities are in place, and a major pipeline project is under way to link Apache's Western Desert gas production to Egypt's energy grid. Headquarters: Cairo.

1996 Daily Production:                 8.3 Mbbls        0.3 MMcf
Reserves:                             46.6 MMbbls      72.2 Bcf
Acreage (gross):                        28 million
(includes 8.6 million pending government approval and 7.7
million obtained in early 1997)
1996 Wells Drilled/Productive:                           23/19

                                     [MAP]

                                o Core Areas
                                o Project Area

PERFORMANCE HIGHLIGHTS


(In millions of dollars except per-share data)                  1996        1995        1994
                                                            --------    --------    --------
FINANCIAL HIGHLIGHTS
Revenues                                                    $  977.2    $  750.7    $  592.6
Net income                                                     121.4        20.2        45.6
   Per common share                                             1.42         .28         .65
Cash provided by operating activities:
   Cash provided before changes in working
     capital and other adjustments (cash from operations)   $  503.0    $  356.3    $  339.1
   Changes in working capital and other adjustments            (12.5)      (24.2)       18.7
                                                            --------    --------    --------


Net cash provided by operating activities                   $  490.5    $  332.1    $  357.8
                                                            ========    ========    ========

Total assets                                                $3,432.4    $2,681.5    $2,036.6

Long-term debt                                               1,235.7     1,072.1       719.0

Shareholders' equity                                         1,518.5     1,091.8       891.1
Dividends per share                                         $    .28    $    .28    $    .28
Average shares outstanding                                      85.8        71.8        69.7

OPERATIONAL HIGHLIGHTS
Capital expenditures (millions)                             $  939.9    $1,133.1    $  524.9
Natural gas production (MMcf/d)                                560.9       577.1       483.3
Oil and condensate production (Mbbls/d)                         53.2        50.2        37.8
Proved reserves (MMboe)                                        506.2       420.6       330.0
                                                            ========    ========    ========


STOCK PRICE

(Dollars per Share)
                   Year Low       Year High      Year End
                   --------       ---------      --------
94                  22 1/4         29 1/4         25
95                  22 1/4         31             29 1/2
96                  24 5/8         37 1/4         35 1/8


NET INCOME

(Millions of Dollars)
94                   46
95                   20
96                  121

TOTAL ASSETS

(Millions of Dollars)
94       2,037
95       2,681
96       3,432

CASH FROM OPERATIONS

(Millions of Dollars)
94       339
95       356
96       503

FELLOW APACHE SHAREHOLDERS:

In its 42nd year Apache achieved milestones enabling adaptation of strategies for further growth of shareholder value over the years ahead. First, a growth context:

     An investment of $10,000 in Apache in 1954 has grown through 1996 to $3,286,000 in value. For shareholders who reinvested their dividends, the compounded annual growth rate of Apache's stock over 42 years has averaged 14.8 percent. This return is nearly double that of the Dow Jones Industrial Average and the Standard & Poor's 500 index over the same period.

     Through a number of economic and industry cycles, Apache has more than kept pace. In 1954, we started near the bottom of approximately 16,000 oil and gas exploration companies. Today, with fewer than half remaining following failures and amalgamations, Apache ranks 27th, according to Oil & Gas Journal's September 1996 listing of the world's 200 largest petroleum companies that are not government-owned.

     In order to amass a base to leverage growth in per-share value, Apache has actively sought critical mass. In 1996, we achieved several milestones in this regard, which we see as building blocks upon which to construct future growth:

     o    Cash from operations passed the half-billion-dollar mark;

     o    Net income exceeded $120 million, reaching $1.42 per share;

     o We reduced debt to 45 percent of total capitalization, extended our average debt maturities from 4.4 years to 21.6 years and, as a result of upgrades by three major rating agencies and initiatives by our corporate financing group, kept our average interest rate below 7.5 percent;

     o Reserves increased 20 percent to more than half a billion equivalent barrels, balanced 54 percent gas and 46 percent oil, compared to our 1990 mix, which was weighted 80 percent toward gas, the most price-volatile commodity of all. Our reserve life rose by more than a year to nine-plus years, primarily as a result of booking several international discoveries.

     Perhaps the most significant event of 1996 was the strategic merger of The Phoenix Resource Companies, which established Egypt as Apache's second international core area, in addition to Western Australia's Carnarvon Basin. We have substantial infrastructure and operational capabilities in both areas and an extensive inventory of exploratory and development prospects. Because both core areas access large populations and growing economies that are dependent upon reliable sources of energy, investment is encouraged through long-term gas contracts and stable prices. Such is not the case in North America; that is one reason why we have endeavored to build a balanced, international asset portfolio for our shareholders.

     Nevertheless, North America remains our foundation for growth, where four of our five regions each generated more than $100 million in lease-level income during 1996. Our strategy is to continue building on that strong base, both through the drillbit and through acquisitions.

     To the direct benefit of our shareholders, Apache has compiled a record of adding value to properties we have acquired. We believe new opportunities for expanding Apache's North American core assets will arise as the major integrated oil companies continue to reallocate their human and capital resources to areas which best match their strengths. We expect their down-sizing of traditional North American investment areas to continue, if not accelerate. We believe our proven niche strengths compliment their objectives, providing possible opportunities for Apache to operate properties jointly owned through alliances, regional "farm-ins," and/or joint ventures to the greater potential benefit of both sets of shareowners. We intend to pursue such opportunities.

     Obviously, while we seek to grow shareholder value, such undertakings will require both innovation and funding. If Apache's convertible debentures do, in fact, convert on a timely basis, additional capital will become available to take advantage of strategic opportunities within acceptable debt parameters.

     It is our strategy to accelerate utilization of advances emanating from the technological revolution sweeping our industry and the world. Most significant have been advances in 3-D seismic technology, horizontal and high-angle drilling and massive hydraulic fracture treatment of

                Apache Chairman Raymond Plank (left) meets with
                  Egyptian President Hosni Mubarak in Cairo.

                                   [PICTURE]
tight-rock formations. In addition, computer-driven sub-surface imaging has helped reduce risks, lower costs and increase profit margins in older productive fields. Tertiary recovery techniques also can contribute to share-price appreciation. In 1997, Apache plans to initiate CO2 injection to maximize reserve recoveries in the first of seven very large old Permian Basin oil fields.

     Apart from core properties in North America, Egypt and Western Australia, we have operations in three project areas internationally:

     o In Bohai Bay, People's Republic of China, our 11,571-barrel-per-day oil discovery has increased the likelihood of moving to the commercial development phase. We would like to drill three additional exploration tests on separate prospective structures, plus an appraisal well in 1997;

     o In Indonesia, we have sizable unbooked gas reserves and high deliverability from several shallow gas wells. We recently acquired an additional concession in this vibrant economic and population growth area. While we can envision the possibility of Indonesia eventually becoming a core area, we first need to secure a term gas marketing agreement;

     o Offshore West Africa's Ivory Coast, we have up to half-a-trillion cubic feet of reserves to be booked at such time as we obtain a gas contract.

     Integral to our success over the last 42 years and critical to shareholder value growth in the future are capable, creative, motivated people. The contraction of our industry has been accompanied by a two-thirds reduction in the number of students pursuing undergraduate and advanced degrees in petroleum geology, geophysics and engineering. The reason for this phenomenon is simple:
Ambitious, bright young people seek opportunity in growing areas. Would-be petroleum science majors have witnessed more than a decade of major layoffs and cutbacks and an industry that has shrunk by more than 50 percent.

     Apache's aggressive, purposeful growth, credible culture and pay-for-performance incentive plans have enabled us to attract and largely retain very capable, experienced, motivated men and women from among the talented personnel of down-sizing companies. What we have achieved over the last 42 years is to their credit.

     Apache's overriding mission is to build shareholder value, and that means increasing production, reserves, cash flow and net income on an absolute and a per-share basis. It means reducing our finding costs, balancing risk over a portfolio of core areas around the world, maintaining and strengthening our North American base, and driving the stock price forward.

     One last point illustrates how far we've come in a short time: We entered the 1990s with the Midcontinent region accounting for 50 percent of Apache's total reserves. Today, that region holds about one-fifth of our reserves, yet it has grown by more than 100 percent. The growth continuum drives our culture and translates into increased wealth for our shareholders.

We appreciate your continued confidence in Apache.


/s/ RAYMOND PLANK                         /s/ G. STEVEN FARRIS
------------------------------------      -------------------------------------
RAYMOND PLANK                             G. STEVEN FARRIS
Chairman and Chief Executive Officer      President and Chief Operating Officer

                                   [PICTURE]

                     President Steve Farris (center) with
                   Apache staff in Perth, Western Australia.

COMPANY REVIEW

Apache again achieved growth in its primary areas of operations, ramping up equivalent production for the 19th consecutive year and increasing reserves for the ninth straight year. The company has doubled its reserves at an average pace of every three years over the past decade, employing an active acquisition and drilling strategy.

     With an emphasis on drilling during 1996, Apache replaced 257 percent of the year's production and increased reserves 20 percent to a record 506.2 MMboe. Exploration and development activity alone, which included 303 new producers of 406 wells drilled and 448 production-enhancement projects, including 201 recompletions, replaced 158 percent of 1996 production.

     While production and reserves increased, gross productive well count was reduced nine percent to 9,160 wells. The attendant economies of scale are bringing improved efficiencies, lower administrative costs and wider margins at today's oil and gas prices.

     In 1997, Apache plans to participate in more than 500 wells and 550 production-enhancement projects, with drilling-related expenditures budgeted to increase by about one-half. The largest increases in activity are planned for the Midcontinent region, Egypt and Western Australia.

     A key to maximizing value from the company's North American property base will be the effective application of advanced technology, including 3-D seismic, horizontal drilling and fracture stimulation techniques.

Oil and Gas Reserves Hit Record Levels

     Propelled by drilling results, Apache's oil and gas reserves increased 20 percent to a record 506.2 MMboe, with 139.9 MMboe of new reserves booked during the year. Oil reserves rose 38 percent to 235.3 million barrels, while gas reserves increased eight percent to 1.6 Tcf.

     Reserves added through drilling, workovers, recompletions and production-enhancement projects generated 61 percent, or 85.7 MMboe, of the year's reserve additions. Acquisitions, net of property dispositions, contributed 30 percent of the year's added reserves, while upward revisions resulting from higher oil and gas prices and better-than-expected well performance made up the balance.

     Apache has attained a more balanced mix of oil and gas in its reserve base. At year end,

PROVED RESERVES (MMBOE)

            Natural Gas    Liquid Hydrocarbons      Total
94             219               111                 330
95             251               170                 421
96             271               235                 506

PRODUCTION (MMBOE)

            Natural Gas    Liquid Hydrocarbons      Total
94             29                15                  44
95             35                19                  54
96             34                20                  54

oil represented 46 percent of the company's total reserves compared with 40 percent at the end of 1995. The company also extended the estimated life of its reserves which, at year end, stood at 9.3 years compared with 7.8 years at the close of 1995.

Equivalent Production Reaches All-time High

     A nearly 3,000-barrel-per-day increase in daily oil production more than offset a three percent decline in daily gas production, and equivalent production for the year rose to a record of 54.4 MMboe. The properties added through the Phoenix merger, coupled with successful drilling on Egypt's Qarun Concession and an active production-enhancement program in the Permian Basin, pushed average daily oil production to 53,182 barrels, up six percent from the prior-year level. At year end, oil production was running at an all-time high of approximately 60,000 barrels per day.

     In addition, Apache's gas processing activity in 1996 generated 713,395 barrels of natural gas liquids, or 1,949 barrels per day, one-third of which came from Canadian operations.

Oil and Gas Prices Strengthen

     Spot-market gas prices in the fourth quarter rose to their highest levels in more than a decade, and Apache's average realization for the year jumped 29 percent to $2.02 per Mcf, up from $1.57 in 1995. The price improvement added $93.4 million to the company's annual gas-revenue total. Large draw-downs from storage during 1995's relatively harsh winter kept gas in storage at historically low levels during much of 1996, mitigating the price downturns that typically occur with slack seasonal demand in the spring and fall.

     Apache's crude oil price averaged $20.84 per barrel in 1996, up 22 percent from the prior year's $17.09. Contributing to the company's improved average price was increased production from Egypt, where the sweet crude sold at a higher average price in 1996 than U.S. sweet-and-sour blend.

Marketing Efforts Increase Margins

     Apache sold 420 MMcf of gas per day, or three-quarters of its total net gas production, under spot-market index-based contracts during 1996; the balance was sold under term contracts at premium prices. Due to improved spot market prices, Apache limited its participation in price-hedging arrangements.

     ProEnergy (Producers Energy Marketing, LLC), the joint-venture natural gas marketing company Apache formed with Oryx and Parker & Parsley, began marketing operations in the second quarter of 1996. ProEnergy marketed an average 1.8 Bcf of daily gas production in 1996 and steadily improved both margins and volumes during the course of the year, reaching more than 2 Bcf per day at year end.

Increased Drilling Activity Drives 1996 Capital Program

     A total of $463 million was invested in exploration, development and production-enhancement activities during 1996, a 58 percent increase over the prior-year level. Of this total, $344 million was incurred in North America and $119 million was used for international operations, nearly double the amount spent overseas a year earlier. Most of the costs associated with bringing on production from Egypt's Qarun field and Western Australia's East Spar field were incurred in 1996.

     Apache continues to find opportunities to acquire oil and gas properties that strengthen its existing asset base, bring economies of scale and offer opportunities for adding value through drilling and production-enhancement activity. In 1996, the $396 million merger of The Phoenix Resource Companies provided Apache with critical mass in Egypt and a second international core area holding considerable reserve potential.

     In addition to the Phoenix merger, Apache closed 62 tactical acquisitions during the year, garnering 74 properties in the company's existing focus areas. In aggregate, these properties added 18.9 MMboe of oil and gas reserves at a cost of $115 million. In a continuing effort to shed under-performing and non-core assets, Apache sold 991 properties for approximately $30 million during 1996.

     In 1997, North American exploration and development expenditures will increase along with drilling activity, while international expenditures will nearly double to fund an aggressive drilling program and several production projects, including construction of a natural gas pipeline from the Khalda Concession to Egypt's energy grid.

AVERAGE OIL PRICE

(Dollars per Barrel)
94       15.65
95       17.09
96       20.84

AVERAGE NATURAL GAS PRICE

(Dollars per Mcf)
94       1.78
95       1.57
96       2.02

FINANCIAL REPORT

     Developments in 1996 have placed us in our strongest financial position to date. Providing a springboard for the year's progress were upgrades on our long-term debt by the industry's three most recognized rating agencies:
Moody's, Standard & Poor's and Duff & Phelps. In granting these upgrades, the agencies cited Apache's lower debt-to-equity ratio, increased earnings and cash flow, higher interest-expense coverage, successful expansion in Egypt and Western Australia, and the company's emphasis on drilling to increase reserves.

     Apache took advantage of these upgrades and historically low interest rates to issue $280 million of 30-year debt and $150 million of 100-year debt, thus becoming the first oil and gas company ever to successfully place non-callable "century bonds." In total, $430 million of long-term debt was placed during the year with an average maturity of 54 years and at an average interest rate of 7-3/4 percent.

     We also created a $1 billion global credit facility which significantly reduces our borrowing costs, increases debt capacity and provides a more efficient tax structure for borrowing outside the United States. Separately, we established a $300 million commercial paper program, further reducing the cost of our short-term debt. Debt to capitalization was reduced to 45 percent from 50 percent during the year due to record earnings and cash flows and the issuance of equity in connection with the Phoenix merger.

     As a result of the foregoing accomplishments, Apache is benefiting from a stronger capital structure, lower short-term borrowing costs and greater financial and operating flexibility. Looking to 1997, we have the financial strength to support an aggressive drilling effort while retaining flexibility to take advantage of new investment opportunities.

     Apache's financial and operational progress has been recognized by the investment community the past several years. According to Nelson's, an institutional research firm, we were the 14th most closely watched company on Wall Street in 1996 with 55 investment firms following our stock.


/s/ MARK A. JACKSON

MARK A. JACKSON  Vice President and Chief Financial Officer

NORTH AMERICAN OPERATIONS

     Apache's North American properties encompass five core regions: the Midcontinent (primarily the Anadarko Basin of western Oklahoma); Offshore (the Gulf of Mexico); the Gulf Coast of Texas and Louisiana; the Western region (primarily the Permian Basin of West Texas and New Mexico and the Green River Basin of Colorado and Wyoming); and western Canada, (the Western Sedimentary Basin).

     In 1996, Apache restructured the management of its exploration and production operations at the regional level, with each of the company's five North American regions managed as an autonomous profit center. The Midcontinent, Offshore, Gulf Coast and Western regions each generated more than $100 million in lease-level income during 1996, providing them with the capability to fund their own exploration and production programs with internally generated cash flow.

     This management approach accommodates an accelerated level of exploration and development activity in each region. During 1996, Apache posted its most active drilling year, completing a record 279 producers of 370 North American wells drilled. The company continues to pursue a growing list of opportunities to add production and reserves and anticipates an even more active year in 1997.

OIL AND GAS SALES

(Millions of Dollars)
           Natural Gas     Liquid Hydrocarbons    Total
94             314                 224             538
95             331                 322             653
96             416                 417             833

MIDCONTINENT REGION REPORT

     STRENGTHS

     o Largest independent gas producer in Oklahoma, the nation's third-largest gas-producing state.

     o    Recognized leader in fracture-stimulation technology.

     o One of Oklahoma's largest leaseholders with nearly three-quarters of a million gross acres.

     o One of Oklahoma's most-active operators in terms of total footage drilled.

     o Consistently achieving favorable drilling results -- attained an all-sources finding cost of $3.63 per boe in 1996.

     1997 OBJECTIVES

     o Economically increase production and reserves, primarily through the drillbit.

     o    Expand exploration of higher-risk, high-potential reservoirs.

     o Pursue tactical acquisitions that complement existing operations and increase future drilling opportunities.

     The Midcontinent region has long been a cornerstone of Apache. With more than 40 years of operating experience in Oklahoma, we've built a substantial base of reserves and acreage that would be difficult to match in today's competitive industry environment.

     Our region has been the largest contributor to the company's natural gas production, accounting for approximately one-third in 1996. Our record of consistent growth has been geared to a strategy of exploiting the gas-bearing formations of the multiple-pay Anadarko Basin and using superior fracture-stimulation techniques to maximize production rates and reserve recoveries. The resulting higher cash flow has enabled fast reinvestment and accelerated growth.

     The foundation of our reserves and production has been built around the Cherokee formation, from which we've generated 290 producers and 165 Bcf of net gas reserves over the past eight years. During that period, our productive ratio from Cherokee drilling has averaged 90 percent. We drilled 47 Cherokee wells in 1996 with daily production rates averaging 2 MMcf of gas per well and plan to drill 54 more in 1997. This horizon provides predictable, economically attractive production results and a solid revenue stream, allowing for additional reinvestment opportunities in other areas and in other formations.

     Our most exciting new drilling play the past three years has been the Deep Springer in southern Oklahoma. Back in the 1970s, the Deep Springer yielded favorable investment returns when federally deregulated deep gas fetched a price of more than $8.00 per Mcf, justifying the cost of drilling these three-mile-deep wells. But when gas prices collapsed in the mid-1980s, drilling to the Deep Springer was essentially abandoned.

     As gas prices recovered from their historic lows and more efficient drilling and completion methods brought down well costs, the Deep Springer became economically viable again. Apache was among the first to revisit the formation, employing the fracture-stimulation methods the company had pioneered in the Cherokee. In 1990, we performed a massive fracture stimulation during the recompletion of a Deep Springer gas well that raised daily production from 300 Mcf to 10,000 Mcf. We followed that by building a sizable Deep Springer acreage position through acquisitions and an aggressive leasing program. With additional opportunities contained in our held-by-production acreage, we assembled a strong portfolio of Deep Springer drilling locations. In 1996, we completed seven new Deep Springer gas wells that averaged 7 MMcf in initial daily production and added 19 Bcf of reserves net to Apache's interests. Over the past three years, we have completed 28 producers of 30 Deep Springer wells drilled, with initial daily production rates averaging greater than 5 MMcf of gas per well and reserves averaging more than 6 Bcf per well. In 1997, we plan to drill 13 wells to the formation.

  MIDCONTINENT PRODUCTION (MBOE/D)

          94       22.0
          95       30.3
          96       32.7

   MIDCONTINENT RESERVES (MMBOE)

          94       75.6
          95       100.5
          96       106.5

                           [MIDCONTINENT REGION MAP]

     We're developing similar opportunities in the Anadarko Basin's Upper Morrow formation, where our past drilling has encountered average reserves of more than 10 Bcf of gas per well. We have a seven-well Upper Morrow drilling program planned for 1997, a portion of which will incorporate the use of 3-D seismic surveys in an effort to reduce the risk associated with these 18,000-foot wells.

     With our progress in the Anadarko Basin, we've expanded our regional focus to East Texas and North Louisiana. In East Texas, we drilled 11 Bossier Sand wells during 1996, of which nine were productive, yielding average daily rates of 2 MMcf of gas per well. We plan to drill 24 Bossier Sand wells in East Texas during 1997.

     Another high-potential reservoir in our region is the Cotton Valley Reef formation, considered by many to be the most prospective exploratory play in the Lower 48, with potential gross reserves of 20 Bcf to 80 Bcf of gas per well. We plan to participate in four of these wells in East Texas during 1997. On acreage we acquired in North Louisiana, we have plans to drill six Cotton Valley wells.

     In total, our region plans to drill 163 wells in 1997, 93 of which we'll operate. That means 1997 will be our busiest drilling year ever.


/s/ JAMES K. BASS

JAMES K. BASS  Region Vice President - Midcontinent

OFFSHORE REGION REPORT

     STRENGTHS

     o    One of the largest independent gas producers in the Gulf of Mexico.

     o    3-D seismic data covering 7,000 square miles.

     o Strong base of producing and non-producing acreage spread throughout the region's focus trends.

     o Access to latest technology to aid in prospecting and risk evaluation.

     o    An established network of production platforms.

     1997 OBJECTIVES

     o Concentrate exploration efforts on larger, high-potential prospects that allow for significant reserve and production growth.

     o Enhance acreage position through active bidding at state and federal lease sales.

     o Increase drilling activity within established field areas so that new wells can be quickly connected to existing production platforms and pipelines.

     o Pursue tactical acquisitions that build on existing strengths and enhance drilling inventory.

     Well before today's rush to enter the Gulf of Mexico, Apache established a strong offshore position through acquisitions and drilling. The improved reliability of 3-D seismic in the Gulf and our increased access to advanced technology offer ongoing opportunities in North America's largest gas-producing province.

     We have been Apache's fastest growing region since 1993, and currently account for about

                             [OFFSHORE REGION MAP]

OFFSHORE PRODUCTION (Mboe/d)

     94       31.2
     95       35.0
     96       32.3

OFFSHORE RESERVES (Mmboe)

     94       48.1
     95       41.9
     96       45.8

one-third of the company's total gas output. We expect to be the largest gas-producing region in 1997. Large reserve targets and high production rates in the Gulf provide us the opportunity to significantly impact the company's overall performance.

     Our operations in 1996 centered around drilling opportunities in Miocene-age and Plio-Pleistocene-age sands off the coast of Louisiana and Texas. As the majors are moving to deeper waters, we're finding additional opportunities on the Gulf's continental shelf.

     Just a few years after coming on the scene as a breakthrough technology, 3-D seismic has become an important tool in the Gulf, not only for exploration but for development drilling as well. We've arranged three large-scale 3-D seismic joint ventures for 1997 from which we'll acquire new data covering 450 offshore blocks. From the 3-D seismic data on these blocks, we expect to generate a significant number of high-potential prospects.

     Our focus in 1997 is to significantly increase reserves and production through a drilling program driven by 3-D seismic. We expect to double our drilling pace to 42 wells, focusing on both exploratory prospects with large reserve targets and development drilling on our base properties.

     We've also identified a number of high-potential production-enhancement projects for 1997. These operations will be geared toward maximizing output from our base properties, utilizing 3-D seismic and well data to determine the best course of action to increase production, including horizontal drilling, sidetracks, recompletions and multiple completions.


/s/ JON A. JEPPESEN

JON A. JEPPESEN  Region Vice President - Offshore



GULF COAST REGION REPORT

     STRENGTHS

     o Sizable acreage position in large old fields holding meaningful deep drilling potential.

     o    Large, mostly operated leaseholdings in multiple-pay region.

     o Nearly 80 percent of acreage is held by production, reducing overall lease costs.

     o Strong working-interest position, averaging 80 percent in wells drilled during 1996.

     o    Higher product prices than in other parts of the country.

     o High level of low-cost production-enhancement activity -- completed an enhancement project every one and one-half days in 1996.

GULF COAST PRODUCTION (Mboe/d)

     94       21.2
     95       31.2
     96       27.2

GULF COAST RESERVES (MMboe)

     94       43.0
     95       66.5
     96       69.5


     1997 OBJECTIVES

     o Accelerate moderate-risk drilling and production-enhancement activity to increase production at low cost.

     o Complement moderate-risk drilling with high-impact exploratory wells that utilize 3-D seismic in established focus areas.

     o    Pursue tactical acquisitions that contain upside drilling potential.

     Since the 84,000-barrel-per-day discovery of Spindletop field in 1901, the Gulf Coast has been a primary source of the nation's oil and gas supply and remains one of the most actively drilled regions in the Lower 48. Our charge has been to utilize advanced exploration and production techniques to get more out of a mature region.

     In 1996, we generated new production and reserves through an active production-enhancement program and moderate-risk drilling. We have efficient cost-control management systems in place that help to improve our margins. We operate 84 percent of our production and have the control to make operational decisions quickly in order to get the most out of our fields.

     Our experience has been that the more we invest in operations, the greater our rate of return. In 1997, we plan to increase the number of production-enhancement projects and step up infill drilling operations. Our exploration effort will also pick up, with about one-third of our 1997 drilling budget directed toward exploratory wells. We will focus on exploratory prospects on which we hold 250 square miles of 3-D seismic coverage.

     We recently acquired 98 percent to 100 percent working interests in southern Mississippi's Tiger field, a new area for Apache, and plan to drill eight wells there in 1997. This


                            [GULF COAST REGION MAP]
field was discovered in the early 1970s and produced from the Lower Hosston formation at a depth of about 14,900 feet. During the fourth quarter of 1996, we drilled below the Lower Hosston to 15,900 feet and discovered new-field pay in the Cotton Valley Reef formation. Now with both formations proven to be productive, a single well can develop both horizons.


/s/ JON A. GRAHAM

JON A. GRAHAM  Region Vice President - Gulf Coast



WESTERN REGION REPORT

     STRENGTHS

     o Brought net oil production to more than 20,000 barrels per day, the highest level since Apache's return to the Permian Basin in 1991.

     o    High working-interest position in mostly Apache-operated acreage.

     o Numerous production-enhancement, tertiary and secondary recovery opportunities.

     o    Track record of highly successful exploitation programs.

     1997 OBJECTIVES

     o Increase oil production at low cost through drilling and secondary recovery methods, including a large-scale CO2 project in West Texas.

     o Emphasize exploratory and development drilling using 3-D seismic interpretations.

     o    Capitalize on the multiple-pay potential of the Permian Basin.

     The Permian Basin of West Texas and eastern New Mexico has made its mark as one of the world's oldest and most prolific geologic provinces. Despite years of prodigious oil output, the Basin's oil reservoirs have yielded, on average, less than one-fifth of their in-place reserves. As the industry's technology and efficiency have improved, so has the output of the Basin's oil-bearing formations.

     We are Apache's largest oil-producing region, accounting for more than one-third of the company's crude-oil volumes and more than one-half of its North American oil reserves. We increased production during 1996 at low cost through the collective results of numerous production-enhancement projects and low-risk drilling.

     The acquisitions from Amoco and Texaco in 1991 and 1995, respectively, together brought Apache more than a billion dollars of properties, including large blocks of producing

                             [WESTERN REGION MAP]


acreage in the Permian Basin. Focusing on these properties, we drilled 128 wells during 1996, double the number in the previous year.

     In 1997, we plan to drill nearly 200 wells -- a number that would resemble a company-wide total as recently as two years ago -- with more development and exploratory drilling and fewer infill wells. We plan to obtain 550 square miles of 3-D seismic coverage to provide the foundation for stepped-up exploration in West Texas and southeastern New Mexico.

     As part of an aggressive production-enhancement program, during 1997 we expect to implement a large carbon dioxide (CO2) injection project at our 80 percent-owned Cogdell Canyon Reef Unit in West Texas. By injecting high-pressure CO2 gas into the unit's producing reservoir, we intend to improve the oil field's ultimate recoveries by 15 percent (more than 20 MMboe) at an estimated cost of less than $2.00 per barrel. Given that this old field has produced less than half its estimated 500 million barrels of oil in place, this project holds the potential of making a meaningful impact on Apache. Pending the results of this initial CO2 injection project, we'll pursue similar projects at six other fields. CO2 floods are currently responsible for approximately 20 percent of the Permian Basin's daily oil production.


/s/ RODNEY J. EICHLER

RODNEY J. EICHLER  Region Vice President - Western

WESTERN PRODUCTION (Mboe/d)

     94       29.4
     95       33.5
     96       28.5

WESTERN RESERVES (MMboe)

     94       91.8
     95       134.3
     96       137.4

CANADIAN REGION REPORT

     STRENGTHS

     o Brought daily gas and oil production from base properties to all-time highs of 80 MMcf and 2,000 barrels, respectively. Gas production was up 11 percent from 1995 levels.

     o    Increased production and leasehold position in British Columbia.

     o Expanded infrastructure of gas gathering and processing facilities to accommodate rising production and to generate revenue from transporting and processing third-party gas.

     1997 OBJECTIVES

     o Focus on increasing gas production at low cost through low-risk development drilling while also testing deeper, high-potential formations.

     o Increase oil production, primarily through drilling in British Columbia and western Alberta.

     o Pursue tactical acquisitions that provide future drilling opportunities.

     The Western Sedimentary Basin of Canada is North America's largest gas-bearing geologic province. While Canadian gas historically has sold for a much lower price than U.S. gas, the region's shallow reservoirs offer low finding costs and favorable economic returns.

     We became Apache's fifth North American region with the DEKALB Energy merger in 1995. In a short time, we've incorporated the Apache culture that promotes a sense of urgency,

                             [CANADIAN REGION MAP]
a strong work ethic and the drive to succeed.

     Early in 1996, we brought on stream 20 MMcf of net daily gas production in northeastern British Columbia, raising our region's gas output by one-third. All of this new production came from gas reservoirs at depths shallower than 4,000 feet. With a 14-week window imposed by winter-access-only requirements, we had to work fast to complete five producers of six wells drilled, connect to pipeline four additional wells that were drilled earlier, install four compressor stations and lay 22 miles of pipeline.

     We're one of the first companies in Canada to use under-balanced "coiled-tubing" drilling technology and, in doing so, we set a vertical depth record for a horizontal well. With an objective of increasing production and reducing costs, we utilized this process as an alternative to conventional procedures to drill a horizontal well in the under-pressured Harmattan gas field in Alberta. The end result was that the well produced at more than twice the rate that had been anticipated if we'd used conventional drilling methods. We plan to apply the technology elsewhere in Canada, and Apache's other regions are evaluating it as well.

     In 1997, we'll continue our emphasis on drilling for shallow gas reserves while also testing deeper gas-bearing structures in western Alberta and northeastern British Columbia using 3-D seismic interpretations. We also plan to increase our focus on oil plays, particularly those in British Columbia. Our objective of maximizing production rates will be geared toward fracture stimulation, infill drilling and horizontal drilling. We will continually pursue innovative ways to reduce operating costs in order to enhance our profit margins.

     In addition, we plan an active production-enhancement program that will include improving oil recovery, recompleting wells in multiple-pay fields, and expanding our pipeline and gas processing infrastructure.


/s/ DWAYNE E. SCHULTZ

DWAYNE E. SCHULTZ  Region Vice President - Canada

CANADA PRODUCTION (Mboe/d)

     94       12.0
     95       13.7
     96       15.0

CANADA RESERVES (MMboe)

     94       60.7
     95       57.9
     96       57.1

INTERNATIONAL OPERATIONS

     As Apache has grown, the company has increased its exposure to larger reserve targets in order to develop a greater base of production and to foster opportunities for continued growth. The international drilling arena offers high-potential reserve targets and, for Apache, the most attractive regions at present are the Western Desert and the Gulf of Suez in Egypt and the Carnarvon Basin offshore Western Australia.

     Exploration success in 1995 generated numerous development opportunities for 1996, and Apache ended the year with 36 international wells drilled, equal to the total number the company drilled during its first seven years overseas. With this active drilling pace, Apache's international reserves at year end rose to 18 percent of the company's total, up from five percent a year earlier. The company anticipates international drilling activity to more than double in 1997.

     Apache currently is working on nine international development projects that will significantly add to the company's worldwide production over the next three years.


EGYPT REPORT

     STRENGTHS

     o    Country's largest leaseholder.

     o Ramped up daily net oil production during the year to more than 14,400 barrels, compared to less than a thousand barrels at the start of 1996.

     o    Finding cost from drilling of $1.90 per boe.

     o Signed $1.2 billion long-term gas contract, covering 200 MMcf of daily gas production from the Khalda Concession beginning in mid-1999.

     o Favorable cost-recovery provisions that enable the company to recoup virtually all of its exploration, development and operating expenditures on several concessions.

     1997 OBJECTIVES

     o Further increase oil production through additional development drilling.

     o    Complete construction of Qarun production facilities.

     o Expand exploratory drilling near existing production facilities and in new prospective areas.

     o Participate in construction start-up of 145-mile natural gas pipeline from the Khalda Concession to Egypt's energy grid.

     Although Egypt has a long history of oil and gas exploration and production, it remains a vast under-explored region with excellent opportunities and large upside reserve potential.

     Spurred by our 11,957-barrel-per-day oil discovery on the Qarun Concession in 1995, we've gone full-throttle in establishing Egypt as Apache's second international core area. During the latter parts of 1996, we had five rigs running on our Qarun Concession, where we drilled 12 productive development wells within three separate field-discovery areas. As these wells were completed, we trucked the crude oil to market at daily rates beginning at 2,000 barrels and increasing to 12,000 barrels by year end, thus monetizing the value of our reserves while permanent production facilities were being built. We completed construction of a 30-mile pipeline on the Qarun Concession in November and were moving approximately 25,000 barrels of oil per day from the block by year end. That equates to about 9,600 barrels net to our interests. Development is ongoing, and we anticipate that production will increase to 35,000 barrels per day around mid-1997.

     We also drilled eight exploratory wells on the Qarun Concession, which yielded three discoveries. In addition to the two oil discoveries that were tied in to the Qarun pipeline, we drilled a remote wildcat on the southern edge of the concession, the Wadi El Rayan-1, that tested 950 barrels of oil per day. Appraisal drilling is under way.

     The Phoenix merger in May tripled our contractor interest in the Qarun Concession from 25 percent to 75 percent and added a 40 percent contractor interest in the Khalda Concession, which has been producing at an average rate of 32,000 barrels of oil per day, or about 4,800 barrels net to our interests.

EGYPT PRODUCTION (MBOE/D)

     94         0
     95         0
     96       8.3

EGYPT RESERVES (MMBOE)

     94          0
     95          0
     96       58.6


                                  [EGYPT MAP]

     Development of Egypt's gas reserves has been hampered by the lack of access to markets and the correlative difficulty of arranging gas sales contracts. The Egyptian government, however, has stated its intention to displace more of its domestic oil consumption with natural gas for environmental reasons and to increase oil exports to boost revenue. We're playing a part in this national energy policy by helping to develop Egypt's large, under-developed gas reserves. During 1996, we participated in several world-class gas wells on the Khalda Concession, including the Tut-22X that tested 90 MMcf of gas and 4,000 barrels of condensate per day and two other discoveries that each flowed in excess of 45 MMcf and 2,000 barrels of condensate per day. Gas wells in this area have a propensity for high liquids production which further improves revenues. Collectively, 14 wells drilled to date have tested more than 450 MMcf of gas and 31,000 barrels of condensate per day, with two more wells awaiting testing at year end.

     The value of these gas reserves was recognized at year end with the signing of a long-term take-or-pay gas sales contract with the Egyptian General Petroleum Corporation (EGPC) covering 200 MMcf of gas per day from the Khalda Concession, beginning May 1, 1999. The term of the contract coincides with the reserve life of the Khalda Concession, estimated at 25 years. With the contract, we booked 85 Bcfe of reserves from the concession in 1996 and expect to book an additional 315 Bcfe as development continues. Construction of two gas processing plants capable of processing a combined 300 MMcf of gas per day and a 34-inch, 145-mile pipeline to transport the gas to the Egyptian energy grid is scheduled to begin in 1997. The Khalda Concession has reserved pipeline capacity of 325 MMcf of gas per day.

     Unlike gas prices in the United States, those in Egypt are tied to the heating equivalency of certain grades of crude oil, which ultimately translates into more attractive, stable prices. Based on oil prices at the time the contract was signed, Apache would receive a gas price above $3.00 per Mcf, and its share of future deliveries from Khalda would approximate $1.2 billion, 75 percent of which would be contracted under take-or-pay provisions.

     Subsequent to year-end, we negotiated two transactions that will make us the largest leaseholder in Egypt. With the first one, we will assume non-operating interests in 7.7 million acres covering three concessions situated between our Qarun and Khalda concessions. The second transaction, which is pending government approval, would add approximately 8.6 million gross acres contiguous with our existing leaseholdings. Completion of this transaction would bring our total position in Egypt to 28 million gross acres, an area roughly equivalent in size to the state of Pennsylvania.

     With our sizable leaseholdings and growing production, we'll embark on an aggressive exploration and development program in 1997. Our current plans call for a total of 62 wells, including 19 exploratory wells and six development wells on the Qarun Concession. We plan to drill 12 exploratory wells and 15 development wells on the Khalda Concession, many of which will target gas-bearing formations. In the Gulf of Suez on the Darag Concession, where we obtained a 50 percent contractor interest in 460,000 acres in early 1996, we're participating in a 3-D seismic survey and plan to drill two exploratory wells during 1997. We also plan to participate in two exploratory wells on the 6.8-million-acre East Beni Suef Concession, where we acquired a 50 percent contractor interest last February.



WESTERN AUSTRALIA REPORT

     STRENGTHS

     o Existing infrastructure of facilities and pipelines, including operatorship of one of the few production facilities offshore Western Australia.

     o    Large acreage position in the under-explored Carnarvon Basin.

     o    Expanding domestic markets for natural gas.

     1997 OBJECTIVES

     o    Bring on production from our Stag and Agincourt oil discoveries.

     o    Appraise our Wonnich gas and oil field discovery.

     o    Accelerate exploratory drilling in the Carnarvon Basin.

     o Obtain additional long-term gas contracts in the expanding Australian gas market.

     The Carnarvon Basin offshore Western Australia is considered by some to be at a similar stage of development as the Gulf of Mexico 40 years ago. About two-thirds the size of the Gulf, the Basin to date has yielded a half-billion barrels of oil and 4.1 Tcf of gas from fewer than 1,000 wells. This compares to the Gulf of Mexico's 30,000 wells and cumulative production of 8.7 billion barrels of oil and 103 Tcf of gas.

     In 1996, the industry drilled 15 wildcats in the Carnarvon Basin. Apache alone plans to drill 17 wildcats there in 1997.

     While development of Western Australia's gas reserves has been restricted by limited markets, the situation is changing rapidly. Due largely to our ability to capture new markets in the mining industry, we've secured three large sales contracts involving the long-term supply of an aggregate 260 Bcf of gas. Additional gas marketing opportunities are expected to arise as Western Australian gas demand is forecast to double over the next decade.

WESTERN AUSTRALIA PRODUCTION (Mboe/d)

     94       4.5
     95       4.7
     95       4.6

WESTERN AUSTRALIA RESERVES (MMboe)

     94       10.8
     95       19.6
     96       31.3

     We're finding innovative ways to add value in Western Australia. During 1996, we signed an agreement under which the Apache-operated Harriet Joint Venture will provide gas transportation and liquids storage services for the East Spar Joint Venture, which we also operate. It is the first agreement of its kind for operations offshore Western Australia.

     The agreement represents a win-win situation for both joint ventures. Harriet secures increased utilization of and additional revenues from its existing oil and gas facilities on Varanus Island while East Spar achieves lower full-cycle project costs, having eliminated major capital expenditures for a gas export pipeline and storage tanks for the liquids. Gas customers also should benefit because the two joint ventures are able to provide appropriate back-up supply for consumers. The agreement also enhances the commercial viability of any small- to medium-size gas discoveries in this part of the Carnarvon Basin. Apache owns a 22.5 percent working interest in Harriet and a 20 percent working interest in East Spar.

     Production from East Spar field began in November 1996 at an average daily rate of 30 MMcf of gas and 2,000 barrels of condensate from two subsea wells. Daily production is expected to increase to 40 MMcf of gas and 3,000 barrels of condensate by mid-1997.

     Apache and its partners claimed a world-first in 1996 with the installation of an unmanned production buoy approximately 36 miles from our production and processing facilities on Varanus Island. The buoy automatically controls and monitors the production of the East Spar gas field's subsea facilities. The innovation is estimated to have saved $15 million in construction and labor costs.

     During 1996, we awarded contracts for the construction of production facilities at the Stag oil field in the Carnarvon Basin. It is anticipated that production from the field's five hor-


                            [WESTERN AUSTRALIA MAP]
izontal wells will begin around year-end 1997 at an initial daily rate of approximately 25,000 barrels of oil, or about 8,000 barrels per day net to our interest.

     By mid-1997, we expect to bring our Agincourt oil field on line at an initial rate of 7,000 barrels per day, or 1,600 barrels net to our interest, from a single horizontal well.

     In addition to developing gas reserves at Wonnich field, currently proven to contain 65 Bcf and estimated to hold a total of 200 Bcf, we plan to appraise the field's oil leg. Production from Wonnich field will be tied in to our Varanus Island facilities, located within about 20 miles, enhancing the value of both Wonnich and Varanus.

     We plan to step up both exploratory and development drilling in the Carnarvon Basin during 1997. Our exploration efforts will target deeper objectives around our existing production infrastructure, and we will continue to apply innovative concepts to reduce costs and discovery-to-production lag times.

INTERNATIONAL PROJECTS REPORT

     At year end 1996, we drilled an exploratory well on the Zhao Dong Block in Bohai Bay, offshore People's Republic of China, that tested at a combined rate of 11,571 barrels of oil per day. It is believed to be one of the highest flow rates ever recorded in Bohai Bay. While the four previous wells drilled on this block tested low-gravity crude oil at daily rates averaging 3,200 barrels per well, this deeper test yielded high-gravity crude from a higher-pressured reservoir, greatly improving the potential and economic viability of this area.

     We operate the Zhao Dong Block, holding a 50 percent working interest, and plan to drill one appraisal well and three exploratory wells on the block in 1997.

     In Indonesia's Central Sumatra, we developed shallow gas production at about 1,000 feet on our Bentu Segat Block and are pursuing gas marketing contracts for these reserves. We operate and hold a 39 percent interest in the block. Shortly after year end, we negotiated a production sharing agreement for the adjacent Korinci Baru Concession.

     We continue to negotiate gas sales agreements for our Foxtrot gas field offshore the Ivory Coast in West Africa. Apache operates the field, holding a 24 percent working interest. Foxtrot field has been estimated to contain up to one-half Tcf of gross gas reserves.

/s/ FLOYD R. PRICE
FLOYD R. PRICE  Vice President - International Exploration and Production



          The foregoing discussions contain certain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995 including, without limitation , expectations, beliefs, plans and objectives regarding Apache's reserves and production. Any matters that are not historical facts are forward-looking and, accordingly, involve estimates, assumptions and uncertainties. There is no assurance that Apache's expectations will be realized, and actual results may differ materially from those expressed in the forward-looking statements.

The following financial statements and supplementary disclosures are qualified in their entirety by the Company's complete financial statements and related information contained in the 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

APACHE CORPORATION AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED INCOME

(IN THOUSANDS, EXCEPT PER COMMON SHARE DATA)     FOR THE YEAR ENDED DECEMBER 31,
                                              -----------------------------------
                                                   1996         1995         1994
                                              ---------    ---------    ---------
REVENUES:
   Oil and gas production revenues            $ 833,164    $ 653,144    $ 538,389
   Gathering, processing and
     marketing revenues                         142,868       97,207       44,287
   Equity in income (loss) of affiliates           (281)          --          459
   Other revenues                                 1,400          351        9,491
                                              ---------    ---------    ---------
                                                977,151      750,702      592,626
                                              ---------    ---------    ---------
OPERATING EXPENSES:
   Depreciation, depletion and amortization     315,144      297,485      257,821
   Impairments                                       --           --        7,300
   Operating costs                              225,527      211,742      149,474
   Gathering, processing and
     marketing costs                            138,768       91,243       37,866
   Administrative, selling and other             35,911       36,552       38,729
   Merger costs                                      --        9,977           --
   Financing costs:
     Interest expense                            89,829       88,057       37,838
     Amortization of deferred loan costs          5,118        4,665        3,987
     Capitalized interest                       (30,712)     (19,041)      (6,034)
     Interest income                             (2,629)      (3,121)      (1,048)
                                              ---------    ---------    ---------
                                                776,956      717,559      525,933
                                              ---------    ---------    ---------
INCOME BEFORE INCOME TAXES                      200,195       33,143       66,693
   Provision for income taxes                    78,768       12,936       21,110
                                              ---------    ---------    ---------
NET INCOME                                    $ 121,427    $  20,207    $  45,583
                                              ---------    ---------    ---------
NET INCOME PER COMMON SHARE                   $    1.42    $     .28    $     .65
                                              ---------    ---------    ---------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING       85,777       71,792       69,715
                                              =========    =========    =========

APACHE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

(IN THOUSANDS)                                                                          DECEMBER 31,
                                                                                 --------------------------
                                                                                        1996           1995
                                                                                 -----------    -----------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                     $    13,161    $    13,633
   Receivables                                                                       234,646        175,949
   Inventories                                                                        13,963          9,764
   Advances to oil and gas ventures and other                                          6,386          8,990
                                                                                 -----------    -----------
                                                                                     268,156        208,336
                                                                                 -----------    -----------
PROPERTY AND EQUIPMENT:
   Oil and gas, on the basis of full cost accounting:
     Proved properties                                                             4,713,113      3,956,833
     Unproved properties and properties under development, not being amortized       388,872        335,842
     International concession rights, not being amortized                             99,000             --
   Gas gathering, transmission and processing facilities                             121,446         33,088
   Other                                                                              58,882         51,341
                                                                                 -----------    -----------
                                                                                   5,381,313      4,377,104
   Less: Accumulated depreciation, depletion and amortization                     (2,281,252)    (1,975,543)
                                                                                 -----------    -----------
                                                                                   3,100,061      2,401,561
                                                                                 -----------    -----------
OTHER ASSETS:
   Deferred charges and other                                                         64,213         71,553
                                                                                 -----------    -----------
                                                                                 $ 3,432,430    $ 2,681,450
                                                                                 ===========    ===========

(IN THOUSANDS)                                                                     DECEMBER 31,
                                                                           --------------------------
                                                                                  1996           1995
                                                                           -----------    -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current maturities of long-term debt                                    $     2,000    $     3,000
   Accounts payable                                                            174,941        138,269
   Accrued operating expense                                                    17,263         26,863
   Accrued exploration and development                                          76,465         30,251
   Accrued compensation and benefits                                            12,262          9,733
   Other accrued expenses                                                       26,726         22,233
                                                                           -----------    -----------
                                                                               309,657        230,349
                                                                           -----------    -----------
LONG-TERM DEBT                                                               1,235,706      1,072,076
                                                                           -----------    -----------
DEFERRED CREDITS AND OTHER NONCURRENT LIABILITIES:
   Income taxes                                                                254,789        181,575
   Advance from gas purchaser                                                   51,798         60,338
   Other                                                                        61,964         45,307
                                                                           -----------    -----------
                                                                               368,551        287,220
                                                                           -----------    -----------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
   Common stock, $1.25 par, 215,000,000 shares authorized,
     91,224,028 and 78,498,892 shares issued, respectively                     114,030         98,124
   Paid-in capital                                                           1,002,540        687,465
   Retained earnings                                                           432,588        335,470
   Treasury stock, at cost, 1,165,231 and 1,119,934 shares, respectively       (15,152)       (13,478)
   Currency translation adjustments                                            (15,490)       (15,776)
                                                                           -----------    -----------
                                                                             1,518,516      1,091,805
                                                                           -----------    -----------
                                                                           $ 3,432,430    $ 2,681,450
                                                                           ===========    ===========

APACHE CORPORATION AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED CASH FLOWS

(IN THOUSANDS)                                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                                                  -----------------------------------
                                                                                       1996         1995         1994
                                                                                  ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                     $ 121,427    $  20,207    $  45,583
   Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, depletion and amortization                                       315,144      297,485      257,821
     Impairments                                                                         --           --        7,300
     Amortization of deferred loan costs                                              5,118        4,665        3,987
     Provision for deferred income taxes                                             61,336       29,382       24,385
     Other deferred credits                                                              --        4,584           --
     Other                                                                               --           --           46
   Cash distributions less than earnings of affiliates                                 (163)          --         (459)
   Gain on sale of stock held for investment and other                                 (770)        (906)      (2,108)
   Changes in operating assets and liabilities, net of effects of acquisitions:
     Increase in receivables                                                        (55,645)     (64,399)     (12,128)
     (Increase) decrease in advances to oil and gas ventures and other                5,737         (189)      (2,281)
     Increase in product inventory                                                   (1,487)          --           --
     Increase in deferred charges and other                                          (1,834)      (1,294)      (3,238)
     Increase (decrease) in payables                                                 35,998       37,254      (17,288)
     Increase (decrease) in accrued operating expenses                               (3,433)      15,236          541
     Increase (decrease) in advance from gas purchaser                               (8,540)      (7,038)      67,376
     Increase (decrease) in deferred credits and noncurrent liabilities              17,616       (2,864)     (11,768)
                                                                                  ---------    ---------    ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                    490,504      332,123      357,769
                                                                                  ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Exploration and development expenditures                                        (493,695)    (312,168)    (344,125)
   Acquisition of oil and gas properties                                           (114,971)    (820,918)    (180,742)
   Purchase of premium gas contract                                                      --      (28,700)          --
   Gathering, transmission and processing expenditures                              (33,355)      (6,700)          --
   Non-cash portion of net oil and gas property additions                            46,268        5,092        5,480
   Investment in ProEnergy                                                           (4,430)          --           --
   Acquisition of Phoenix, net of cash acquired                                     (43,294)          --           --
   Purchase of AERC stock, net of cash acquired                                          --           --      (13,885)
   Purchase of stock held for investment                                                 --         (307)      (5,051)
   Proceeds from sale of oil and gas properties                                      30,144      271,937       19,525
   Prepaid acquisition cost                                                              --       25,377      (25,377)
   Proceeds from sale of stock held for investment                                    7,193        2,835        6,640
   Other capital expenditures, net                                                   (9,375)      (9,859)     (11,968)
   Other, net                                                                        (2,712)       3,307       (1,716)
                                                                                  ---------    ---------    ---------
       NET CASH USED IN INVESTING ACTIVITIES                                       (618,227)    (870,104)    (551,219)
                                                                                  ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Long-term borrowings                                                             765,895      856,159      244,058
   Payments on long-term debt                                                      (615,765)    (500,579)     (38,019)
   Net decrease in short-term borrowings                                                 --           --       (5,478)
   Dividends paid                                                                   (23,420)     (18,915)     (17,131)
   Proceeds from issuance of common stock                                             8,145      197,006        4,599
   Payments to acquire treasury stock                                                (1,698)         (26)      (3,389)
   Cost of debt and equity transactions                                              (5,906)     (12,074)        (875)
                                                                                  ---------    ---------    ---------
       NET CASH PROVIDED BY FINANCING ACTIVITIES                                    127,251      521,571      183,765
                                                                                  ---------    ---------    ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                              (472)     (16,410)      (9,685)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       13,633       30,043       39,728
                                                                                  ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $  13,161    $  13,633    $  30,043
                                                                                  =========    =========    =========

APACHE CORPORATION AND SUBSIDIARIES
FUTURE NET CASH FLOWS

(IN THOUSANDS)
DECEMBER 31,                          United States     Canada (1)         Egypt         Australia         Total
                                      -------------    ------------    ------------    ------------    ------------
1996
Cash inflows                           $  8,839,819    $    761,657    $  1,272,104    $    553,781    $ 11,427,361
Production and development costs         (2,542,757)       (204,610)       (484,143)       (240,451)     (3,471,961)
Income tax expense                       (1,751,611)       (148,745)       (260,598)        (83,593)     (2,244,547)
                                       ------------    ------------    ------------    ------------    ------------
Net cash flows                            4,545,451         408,302         527,363         229,737       5,710,853
10-percent annual discount rate          (1,928,723)       (182,645)       (208,272)        (71,696)     (2,391,336)
                                       ------------    ------------    ------------    ------------    ------------
Discounted future net cash flows(2)    $  2,616,728    $    225,657    $    319,091    $    158,041    $  3,319,517
                                       ------------    ------------    ------------    ------------    ------------

1995
Cash inflows                           $  5,617,297    $    550,627    $         --    $    287,817    $  6,455,741
Production and development costs         (2,126,984)       (186,388)             --         (99,345)     (2,412,717)
Income tax expense                         (753,425)        (82,124)             --         (53,520)       (889,069)
                                       ------------    ------------    ------------    ------------    ------------
Net cash flows                            2,736,888         282,115              --         134,952       3,153,955
10-percent annual discount rate          (1,105,629)       (124,835)             --         (53,932)     (1,284,396)
                                       ------------    ------------    ------------    ------------    ------------
Discounted future net cash flows (2)   $  1,631,259    $    157,280    $         --    $     81,020    $  1,869,559
                                       ------------    ------------    ------------    ------------    ------------

1994
Cash inflows                           $  3,401,300    $    536,463    $         --    $    163,303    $  4,101,066
Production and development costs         (1,294,801)       (156,589)             --         (68,217)     (1,519,607)
Income tax expense                         (376,932)        (91,740)             --         (27,910)       (496,582)
                                       ------------    ------------    ------------    ------------    ------------
Net cash flows                            1,729,567         288,134              --          67,176       2,084,877
10-percent annual discount rate            (628,408)       (128,558)             --         (15,366)       (772,332)
                                       ------------    ------------    ------------    ------------    ------------
Discounted future net cash flows(2)    $  1,101,159    $    159,576    $         --    $     51,810    $  1,312,545
                                       ============    ============    ============    ============    ============


(1) Included in cash inflows is approximately $16.2 million, $25.3 million and $25.7 million ($5.3 million, $9.8 million and $9.8 million after discount at 10 percent per annum) for 1996, 1995 and 1994, respectively, of Canadian provincial tax credits expected to be realized beyond the date at which the legislation, under its provisions, could be repealed.

(2) Estimated future net cash flows before income tax expense, discounted at 10 percent per annum, totaled approximately $4.6 billion, $2.3 billion and $1.6 billion as of December 31, 1996, 1995 and 1994, respectively.

FUTURE NET CASH FLOWS - Future cash inflows are based on year-end prices except in those instances where the sale of natural gas or oil is covered by physical or derivative contract terms providing for higher or lower amounts. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

     The table above sets forth information concerning future net cash flows from oil and gas reserves, net of income tax expense. Income tax expense has been computed using expected future tax rates and giving effect to tax deductions and credits available, under current laws, and which relate to oil and gas producing activities. This information does not purport to present the fair market value of the Company's oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used.

APACHE CORPORATION AND SUBSIDIARIES
OIL AND GAS RESERVE QUANTITIES

                                                     Crude Oil, Condensate and Natural Gas Liquids
                                                   ------------------------------------------------------------------
                                                                (Thousands of barrels)
                                                     United
                                                     States        Canada        Egypt       Australia        Total
                                                   ----------    ----------    ----------    ----------    ----------
Total proved reserves:
   Balance December 31, 1993                           83,723        13,234            --         6,000       102,957
     Extensions, discoveries and other additions        9,669           690            --           349        10,708
     Purchases of minerals in-place                     9,232            83            --            --         9,315
     Revisions of previous estimates                    5,347        (2,239)           --           273         3,381
     Production                                       (12,418)         (962)           --        (1,159)      (14,539)
     Sales of properties                               (1,108)          (90)           --            --        (1,198)
                                                   ----------    ----------    ----------    ----------    ----------

   Balance December 31, 1994                           94,445        10,716            --         5,463       110,624
     Extensions, discoveries and other additions        6,685           306            --         3,058        10,049
     Purchases of minerals in-place                    99,148           119            --            --        99,267
     Revisions of previous estimates                   12,172          (388)           --            10        11,794
     Production                                       (17,011)         (937)           --        (1,139)      (19,087)
     Sales of properties                              (42,318)           --            --            --       (42,318)
                                                   ----------    ----------    ----------    ----------    ----------

   Balance December 31, 1995                          153,121         9,816            --         7,392       170,329
     Extensions, discoveries and other additions        9,065         1,123        18,909        14,562        43,659
     Purchases of minerals in-place                     3,547           128        30,706            --        34,381
     Revisions of previous estimates                   12,547           320            --        (1,679)       11,188
     Production                                       (15,338)         (955)       (3,036)         (849)      (20,178)
     Sales of properties                               (4,019)          (66)           --            --        (4,085)
                                                   ----------    ----------    ----------    ----------    ----------
   Balance December 31, 1996                          158,923        10,366        46,579        19,426       235,294
                                                   ----------    ----------    ----------    ----------    ----------

Proved developed reserves:
   December 31, 1993                                   74,288        13,221            --         5,113        92,622
   December 31, 1994                                   84,085        10,612            --         5,322       100,019
   December 31, 1995                                  123,726         9,597            --         4,141       137,464
   December 31, 1996                                  129,551        10,351        38,213         5,106       183,221
                                                   ==========    ==========    ==========    ==========    ==========

OIL AND GAS RESERVE INFORMATION - Proved oil and gas reserve quantities are based on estimates prepared by the Company's engineers in accordance with guidelines established by the Securities and Exchange Commission (SEC). The Company's estimates of proved reserve quantities of its U.S., Canadian and international properties are subject to review by independent petroleum engineering firms retained by the Company.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The reserve data above represents estimates only and should not be construed as being exact.

                                                                             Natural Gas
                                                  ------------------------------------------------------------------
                                                                       (Millions of cubic feet)
                                                    United
                                                    States        Canada        Egypt       Australia        Total
                                                  ----------    ----------    ----------    ----------    ----------
Total proved reserves:
   Balance December 31, 1993                         814,859       277,411            --        33,360     1,125,630
     Extensions, discoveries and other additions     190,386        44,912            --           408       235,706
     Purchases of minerals in-place                  158,309         2,710            --            --       161,019
     Revisions of previous estimates                 (21,937)        6,880            --         1,114       (13,943)
     Production                                     (152,994)      (20,491)           --        (2,911)     (176,396)
     Sales of properties                              (4,335)      (11,526)           --            --       (15,861)
                                                  ----------    ----------    ----------    ----------    ----------

   Balance December 31, 1994                         984,288       299,896            --        31,971     1,316,155
     Extensions, discoveries and other additions      85,032        26,488            --        42,332       153,852
     Purchases of minerals in-place                  335,865         4,662            --            --       340,527
     Revisions of previous estimates                  56,281       (18,141)           --         2,342        40,482
     Production                                     (182,661)      (24,485)           --        (3,486)     (210,632)
     Sales of properties                            (138,464)           --            --            --      (138,464)
                                                  ----------    ----------    ----------    ----------    ----------

   Balance December 31, 1995                       1,140,341       288,420            --        73,159     1,501,920
     Extensions, discoveries and other additions     140,208        44,584        59,329         8,346       252,467
     Purchases of minerals in-place                   88,023         3,039        12,964            --       104,026
     Revisions of previous estimates                  35,026       (25,747)           --        (5,276)        4,003
     Production                                     (172,815)      (27,303)         (111)       (5,076)     (205,305)
     Sales of properties                             (29,231)       (2,576)           --            --       (31,807)
                                                  ----------    ----------    ----------    ----------    ----------
   Balance December 31, 1996                       1,201,552       280,417        72,182        71,153     1,625,304
                                                  ----------    ----------    ----------    ----------    ----------
Proved developed reserves:
   December 31, 1993                                 696,421       263,070            --        24,251       983,742
   December 31, 1994                                 888,039       274,611            --        22,265     1,184,915
   December 31, 1995                               1,003,853       274,306            --        20,308     1,298,467
   December 31, 1996                               1,087,694       274,498         6,977        66,174     1,435,343
                                                  ==========    ==========    ==========    ==========    ==========

APACHE CORPORATION AND SUBSIDIARIES
ELEVEN-YEAR STATISTICAL SUMMARY

(IN MILLIONS OF DOLLARS, EXCEPT AS OTHERWISE INDICATED)                               RESTATED FOR POOLING
                                                         --------------------------------------------------------------------------
                                                              1996         1995         1994         1993         1994         1993
                                                         ---------    ---------    ---------    ---------    ---------    ---------
FINANCIAL DATA
   Oil and gas sales                                         833.2        653.1        538.4        481.8        493.5        437.3
   Other revenues                                            144.0         97.6         54.2         30.8         52.1         29.3
   Consolidated revenues                                     977.2        750.7        592.6        512.6        545.6        466.6
   Net income (loss) from continuing operations              121.4         20.2         45.6         41.4         42.8         37.3
   Income from discontinued operations                          --           --           --           --           --           --
   Cumulative effect of change in accounting principle          --           --           --          5.4           --           --
   Extraordinary item                                           --           --           --           --           --           --
   Net income (loss)                                         121.4         20.2         45.6         46.8         42.8         37.3
   Net cash provided by operating activities                 490.5        332.1        357.8        256.0        335.6        225.1
   Oil and gas expenditures (including acquisitions)         939.9      1,133.1        524.9        564.5        482.5        543.5
   Total assets                                            3,432.4      2,681.5      2,036.6      1,759.2      1,879.0      1,592.4
   Long-term debt                                          1,235.7      1,072.1        719.0        504.3        657.5        453.0
   Shareholders' equity                                    1,518.5      1,091.8        891.1        868.6        816.2        785.9
   Shares outstanding                                         90.1         77.4         69.7         69.5         61.4         61.1
   Amortization of oil and gas properties-recurring          296.0        288.4        249.3        192.5        224.1        170.5
   Effective tax rate (benefit)                               39.3%        39.0%        31.7%        34.0%        33.5%        35.9%
   Future cash inflows                                    11,427.4      6,455.7      4,101.1      3,889.0      3,564.6      3,217.0
                                                         ---------    ---------    ---------    ---------    ---------    ---------
SHAREHOLDER DATA
   Average number of shares outstanding                       85.8         71.8         69.7         62.0         61.3         53.5
   Earnings (loss) per share:
     Continuing operations                                    1.42         0.28         0.65         0.67         0.70         0.70
     Net income (loss)                                        1.42         0.28         0.65         0.75         0.70         0.70
   Dividends per share                                        0.28         0.28         0.28         0.28         0.28         0.28
   Shareholders' equity per share                            16.86        14.11        12.78        12.50        13.28        12.86
                                                         ---------    ---------    ---------    ---------    ---------    ---------
OPERATIONS DATA
   Natural gas production (Bcf)                              205.3        210.6        176.4        131.6        155.9        110.6
   Oil and condensate production (MMbbls)                     19.5         18.3         13.8         13.0         13.1         12.3
   Average price of natural gas (per Mcf)                     2.02         1.57         1.78         1.94         1.81         2.03
   Average price of oil (per barrel)                         20.84        17.09        15.65        16.74        15.66        16.78
   Oil reserves (MMbbls)
     Proved developed                                        183.2        137.5        100.0         92.6         89.4         79.4
     Proved undeveloped                                       52.1         32.8         10.6         10.4         10.5         10.3
   Natural gas reserves (Bcf):
     Proved developed                                      1,435.3      1,298.5      1,184.9        983.7        910.3        720.7
     Proved undeveloped                                      190.0        203.4        131.2        141.9        106.0        127.5
   Total proved (MMboe)                                      506.2        420.6        330.0        290.6        269.3        231.1
                                                         =========    =========    =========    =========    =========    =========

                                                          AS ORIGINALLY REPORTED BEFORE RESTATEMENT FOR POOLING
                                              ---------------------------------------------------------------------------------
                                                1992        1991        1990        1989        1988        1987         1986
                                              --------    --------    --------    --------    --------    --------     --------
FINANCIAL DATA
   Oil and gas sales                             394.6       316.1       234.6       199.9       119.2        92.3         93.3
   Other revenues                                 59.7        40.8        38.8        47.0        22.5         6.2          9.2
   Consolidated revenues                         454.3       356.9       273.4       246.9       141.7        98.5        102.5
   Net income (loss) from continuing
     operations                                   47.8        34.6        40.3        22.1         5.4       (80.0)       (14.5)
   Income from discontinued operations              --          --          --          --         2.6         7.9          3.6
   Cumulative effect of change in
     accounting principle                           --          --          --          --          --          --           --
   Extraordinary item                               --          --          --          --         1.0         1.1           --
   Net income (loss)                              47.8        34.6        40.3        22.1         9.0       (71.0)       (10.9)
   Net cash provided by operating
     activities                                  194.4       156.6       189.4       168.1        90.9        57.6         39.9
   Oil and gas expenditures (including
     acquisitions)                               199.6       679.9       182.3       126.6       268.8        62.5        266.5
   Total assets                                1,218.7     1,209.3       829.6       764.4       701.7       503.4        643.4
   Long-term debt                                454.4       491.0       194.8       195.6       309.1       235.8        258.8
   Shareholders' equity                          475.2       439.9       386.8       350.3       206.9       128.8        207.4
   Shares outstanding                             46.9        46.9        44.7        43.9        33.0        20.1         20.3
   Amortization of oil and gas
     properties-recurring                        153.8       129.1       113.3        92.5        57.9        49.9         48.1
   Effective tax rate (benefit)                   33.4%       29.0%       33.8%       32.8%       22.9%      (43.2%)      (49.2%)
   Future cash inflows                         2,798.6     2,587.3     1,697.2     1,324.9     1,162.8       642.0        854.8
                                              --------    --------    --------    --------    --------    --------     --------
SHAREHOLDER DATA
   Average number of shares outstanding           46.9        45.8        44.7        34.7        23.8        20.3         20.4
   Earnings (loss) per share:
     Continuing operations                        1.02        0.76        0.90        0.64        0.23       (3.94)       (0.71)
     Net income (loss)                            1.02        0.76        0.90        0.64        0.38       (3.50)       (0.53)
   Dividends per share                            0.28        0.28        0.28        0.28        0.28        0.28         0.28
   Shareholders' equity per share                10.13        9.39        8.65        7.97        6.28        6.42        10.21
                                              --------    --------    --------    --------    --------    --------     --------
OPERATIONS DATA
   Natural gas production (Bcf)                   96.0       104.6        94.6        85.0        53.0        40.9         38.7
   Oil and condensate production (MMbbls)         12.1         7.8         3.4         3.1         2.3         2.0          2.0
   Average price of natural gas (per Mcf)         1.76        1.58        1.71        1.64        1.68        1.49         1.73
   Average price of oil (per barrel)             18.16       18.40       21.07       17.24       13.19       15.39        12.44
   Oil reserves (MMbbls)
     Proved developed                             73.1        69.2        19.4        15.6        16.1        10.1         10.1
     Proved undeveloped                            7.6        10.6         3.4         1.6          .5         1.2          1.3
   Natural gas reserves (Bcf):
     Proved developed                            585.4       549.7       472.8       424.8       391.4       239.8        256.7
     Proved undeveloped                           57.9        52.3        27.6        47.3        33.9        30.2         40.6
   Total proved (MMboe)                          187.9       180.2       106.1        95.5        87.4        56.3         60.9
                                              ========    ========    ========    ========    ========    ========     ========

BOARD OF DIRECTORS                                      OFFICERS
FREDERICK M. BOHEN (3)(5)                               RAYMOND PLANK
Executive Vice President and Chief Operating Officer    Chairman of the Board and Chief Executive Officer
The Rockefeller University
                                                        G. STEVEN FARRIS
VIRGIL B. DAY (3)                                       President and Chief Operating Officer
Senior Partner
Vedder, Price, Kaufman, Kammholz & Day                  H. CRAIG CLARK
                                                        Vice President - North American Exploration and Production
G. STEVEN FARRIS
President and Chief Operating Officer                   LISA A. FLOYD
Apache Corporation                                      Vice President - Technical Services

RANDOLPH M. FERLIC, M.D. (1)(2)(4)                      MARK A. JACKSON
Founder and Former President                            Vice President and Chief Financial Officer
Surgical Services of the Great Plains, P.C.
                                                        ZURAB S. KOBIASHVILI
EUGENE C. FIEDOREK (2)                                  Vice President and General Counsel
Managing Director
EnCap Investments L.C.                                  ANTHONY R. LENTINI, JR.
                                                        Vice President - Public and International Affairs
W. BROOKS FIELDS (1)(2)(4)
Former President and Chief Executive Officer            ROGER B. PLANK
Minnesota Racetrack, Inc.                               Vice President - Planning and Corporate Development

ROBERT V. GISSELBECK (2)                                FLOYD R. PRICE
President                                               Vice President - International Exploration and Production
Gisselbeck & Associates
                                                        MATTHEW W. DUNDREA
STANLEY K. HATHAWAY (2)                                 Treasurer
Senior Partner
Hathaway, Speight, Kunz & Trautwein                     THOMAS L. MITCHELL
                                                        Controller and Chief Accounting Officer
JOHN A. KOCUR (1)(3)(4)
Attorney at Law                                         CHERI L. PEPER
Former Vice Chairman of the Board                       Corporate Secretary
Apache Corporation

GEORGE D. LAWRENCE JR. (1)(4)
Private Investor
Former Chief Executive Officer
The Phoenix Resource Companies, Inc.

MARY RALPH LOWE (2)(4)
President and Chief Executive Officer
Maralo, Inc.

RAYMOND PLANK (1)(4)
Chairman of the Board and Chief Executive Officer
Apache Corporation

JOSEPH A. RICE (3)(5)
Former Chairman of the Board and
Chief Executive Officer
Irving Bank Corporation and Irving Trust Company

(1) Executive Committee
(2) Audit Committee
(3) Management Development & Compensation Committee
(4) Nominating Committee
(5) Stock Option Plan Committee

SHAREHOLDER INFORMATION

Stock Data

                                                                       Dividends
                                                High          Low      Per Share
                                               -------      -------    ---------
1996
First Quarter                                  $29 1/2      $24 3/8      $  .07
Second Quarter                                  33 1/2       26 3/8      $  .07
Third Quarter                                   34 5/8       27 3/4      $  .07
Fourth Quarter                                  37 7/8       29 1/2      $  .07

1995
First Quarter                                  $27 3/8      $22 1/4      $  .07
Second Quarter                                      31       25 3/8      $  .07
Third Quarter                                   30 1/4       25 3/4      $  .07
Fourth Quarter                                  29 5/8       23 1/8      $  .07

Absent significant events, the company expects the current dividend level to be maintained. Apache common stock is listed on the New York and Chicago stock exchanges (symbol APA). At December 31, 1996, the company's shares of common stock outstanding were held by approximately 11,000 shareholders of record and 37,000 beneficial owners. The company's 9.25-percent notes, due in 2002 (symbol APA 02), are listed on the New York Stock Exchange.

CORPORATE OFFICES

One Post Oak Central
2000 Post Oak Boulevard
Suite 100
Houston, Texas 77056-4400
(713) 296-6000

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
711 Louisiana
Suite 1300
Houston, Texas 77002

STOCK TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075
(612) 450-4064
(800) 468-9716

Communications concerning the transfer of shares, lost certificates, dividend checks, duplicate mailings or change of address should be directed to the stock transfer agent.

DIVIDEND REINVESTMENT PLAN

Shareholders of record may invest their dividends automatically in additional shares of Apache common stock at the market price. Participants may also invest up to an additional $5,000 in Apache shares each quarter through this service. All bank service fees and brokerage commissions on purchases are paid by Apache. A prospectus describing terms of the Plan and an authorization form may be obtained from the company's stock transfer agent, Norwest Bank Minnesota, N.A.

ANNUAL MEETING

Apache will hold its annual meeting of shareholders on Thursday, May 1, 1997, at 10 a.m. in the Ballroom, Doubletree Hotel at Post Oak, 2001 Post Oak Boulevard, Houston, Texas.

STOCK HELD IN "STREET NAME"

The company maintains a direct mailing list to ensure that shareholders with stock held in brokerage accounts receive information on a timely basis. Shareholders wanting to be added to this list should direct their requests to Apache's Public and International Affairs Department, 2000 Post Oak Boulevard, Suite 100, Houston, Texas, 77056-4400, or call (713) 296-6157.

FORM 10-K REQUEST

Shareholders interested in obtaining, without cost, a copy of the company's Form 10-K filed with the Securities and Exchange Commission may do so by writing to Cheri L. Peper, Corporate Secretary, 2000 Post Oak Boulevard, Suite 100, Houston, Texas, 77056-4400.

INVESTOR RELATIONS

Shareholders, brokers, securities analysts or portfolio managers seeking information about the company are welcome to contact Robert J. Dye, Director of Investor Relations, at (713) 296-6662.

Members of the news media and others seeking information about the company should contact Apache's Public and International Affairs Department at (713) 296-6107.

Web site: http://www.apachecorp.com

APACHE CORPORATION

One Post Oak Central
2000 Post Oak Boulevard
Suite 100
Houston, Texas 77056-4400

Web site:  http://www.apachecorp.com